UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is in connection with our letter dated August 22, 2024, informing about the disclosure filed by ICICI Securities Limited (‘ICICI Securities’) communicating two orders passed by Hon’ble National Company Law Tribunal, Mumbai Bench (‘NCLT’) on August 21, 2024 for (i)sanctioning the Company Scheme Petition [C.P.(CAA)/71/MB/2024 and C.A.(CAA)/8/MB/2024] in connection with the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited (ICICI Bank) and their respective shareholders (‘the Scheme’) and (ii) dismissing and disposing of the applications (I.A. 96 OF 2024 and CA 190 of 2024) filed by some of the shareholders of ICICI Securities objecting to the Scheme respectively.

This is to inform you that ICICI Bank has received an intimation from Hon’ble National Company Law Appellate Tribunal, New Delhi (‘NCLAT’) on September 13, 2024 at 1:18 p.m. that one shareholder of ICICI Securities (holding 13, 050 shares of ICICI Securities as per the disclosure filed by it with the stock exchanges), who had filed objection to the Scheme, has e-filed an appeal before NCLAT against the order of NCLT dismissing their application/objection.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: September 13, 2024	By:	Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India